[redacted]

05036200

COMMISSION
)549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 1 2005 WASH, D.C. SECTION

SEC FILE NUMBER
8- 35508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GunnAllen Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5002 W. Waters Avenue
(No. and Street)

Tampa	FL	33634
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley A. Fay (813) 282-0808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

101 E. Kennedy Blvd, Suite 3850	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

19

OATH OR AFFIRMATION

I, ___________Bradley A. Fay_____________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __GunnAllen Financial, Inc.____, as of ________December 31st_______________, 2004_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY C. MURPHY
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD330425
EXPIRES 6/17/2008
BONDED THRU 1-888-NOTARY1

Signature

_______Executive VP, CAO, FINOP______
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audit report

GunnAllen Financial, Inc. and

5002 West Waters Avenue, LLC

December 31, 2004

TABLE OF CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

To the Board of Directors of
GunnAllen Financial, Inc.

We have audited the accompanying consolidated statement of financial condition of GunnAllen Financial, Inc. (the "Company") and 5002 West Waters Avenue, LLC (the "LLC") as of December 31, 2004, and the related consolidated statements of operations, changes in stockholder's and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. We have also audited the supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary information based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of GunnAllen Financial, Inc. and 5002 West Waters Avenue, LLC as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission, and Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Tampa, Florida
February 18, 2005

Suite 3850
101 E. Kennedy Blvd
Tampa, FL 33602-5152
T 813.229.7201
F 813.223.3015
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

GunnAllen Financial, Inc. and 5002 W. Waters Avenue, LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$ 3,267,529
Cash held in escrow	1,000,000
Receivables from clearing firms	8,567,089
Loans to registered representatives	2,804,604
Receivable from GunnAllen Holdings, Inc.	863,724
Deposits with clearing firms	282,834
Property and equipment, net	10,669,476
Deferred tax asset, net	1,154,945
Other assets, net	1,048,485
TOTAL ASSETS	$29,658,686

LIABILITIES AND STOCKHOLDER'S AND MEMBER'S EQUITY

Commissions payable to brokers	$ 5,726,163
Firm trading short, at market value	310,570
Accounts payable and other liabilities	3,657,541
Note payable to bank	7,832,036
Minority interest payable	876,933
Total liabilities	18,403,243
STOCKHOLDER'S AND MEMBER'S EQUITY:	
Common stock – $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	10,784,131
Retained earnings (deficit)	(3,000,453)
Member's equity in LLC	3,470,765
Total stockholder's and member's equity	11,255,443
TOTAL LIABILITIES AND STOCKHOLDER'S AND MEMBER'S EQUITY	$29,658,686

The accompanying notes are in integral part of this statement.

GunnAllen Financial, Inc. and 5002 W. Waters Avenue, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2004

REVENUES:	
Commissions	$107,827,661
Other revenue related to securities business	5,953,464
Interest and dividends	1,135,497
Investment banking services fees	1,668,963
Other	184,133
Total revenues	116,769,718
EXPENSES:	
Commissions	89,078,123
Compensation and benefits	14,329,637
Clearing expenses	5,887,106
Office and occupancy expenses	2,646,667
Professional fees and legal costs	1,820,214
Insurance	998,720
Market data	920,479
Communications	748,049
Travel and entertainment	737,583
Registration fees	620,975
Management services	427,219
Interest expense	383,236
Other	1,887,828
Total expenses	120,485,836
LOSS BEFORE INCOME TAX BENEFIT	(3,716,118)
PROVISION FOR INCOME TAX BENEFIT	(844,359)
NET LOSS	$ (2,871,759)

The accompanying notes are in integral part of this statement.

GunnAllen Financial, Inc. and 5002 W. Waters Avenue, LLC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S AND MEMBER'S EQUITY

Year Ended December 31, 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity	Member's Equity	Total Stockholder's And Member's Equity
	Shares	Amount					
BALANCE, December 31, 2003	1,000	$1,000	$ 5,748,024	$ (120,965)	$ 5,628,059	$ -	$ 5,628,059
Cash contributions – parent	-	-	3,575,600	-	3,575,600	3,463,036	7,038,636
Stock options granted by parent on behalf of the Company	-	-	1,033,288	-	1,033,288	-	1,033,288
Management services contributed by parent	-	-	427,219	-	427,219	-	427,219
Net loss	-	-	-	(2,879,488)	(2,879,488)	7,729	(2,871,759)
BALANCE, December 31, 2004	1,000	$1,000	$10,784,131	$(3,000,453)	$ 7,784,678	$3,470,765	$11,255,443

The accompanying notes are in integral part of this statement.

GunnAllen Financial, Inc. and 5002 W. Waters Avenue, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2004

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net loss	$ (2,871,759)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization of property and equipment	483,324
Amortization of loan costs and intangibles	87,621
Minority interest	1,932
Stock-based commission expense	1,033,288
Loss on leasehold improvements and equipment	185,933
Deferred taxes	(836,945)
Management fees	427,219
(Increase) decrease in operating assets:	
Receivables from clearing firms	(3,375,286)
Receivable from GunnAllen Holdings, Inc.	(87,044)
Loans to registered representatives	(805,123)
Deposits with clearing firms	1,681,390
Marketable securities	(31,029)
Other assets	189,124
Increase (decrease) in operating liabilities:	
Commissions payable to brokers	2,192,918
Firm trading short, at market value	(65,875)
Accounts payable and other liabilities	1,639,419
Income tax payable	(42,379)
Net cash used in operating activities	(193,272)
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchases of property and equipment	(11,081,379)
Cash held in escrow	(1,000,000)
Net cash used in investing activities	(12,081,379)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:	
Proceeds from note payable to bank	8,000,000
Payment of notes payable to bank	(167,964)
Capital contributions - parent	7,038,636
Net cash provided by financing activities	14,870,672
NET INCREASE IN CASH	2,596,021
CASH at beginning of period	671,507
CASH at end of period	$ 3,267,528
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 320,056
Income taxes	$ -

Non-cash financing activities – See Note F to the financial statements.

The accompanying notes are in integral part of this statement.

NOTE A – DESCRIPTION OF ORGANIZATION AND BUSINESS

GunnAllen Financial, Inc. (the "Company") is an introducing securities broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). Customer transactions are cleared by independent third parties who also maintain the individual customer accounts, with exception for the trading of limited partnerships, which are cleared by the Company.

The Company was incorporated on January 15, 1986 in the state of Florida and is a wholly owned subsidiary of GunnAllen Holdings, Inc. ("Holdings").

In 2004, Holdings formed 5002 West Waters Avenue, LLC ("LLC") for the specific purpose of acquiring and maintaining property (land, building and improvements) which now houses the Holdings' and Company's corporate headquarters. The Company leases the facility from LLC. For financial statement purposes, the Company and LLC are presented on a consolidated basis under the accounting provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities*, as revised.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and LLC which is 80% owned by Holdings. All material intercompany transactions and balances have been eliminated in consolidation. The minority interest reflected in the financial statements relates to the 20% interest in LLC not held by Holdings nor the Company.

Use of Estimates in Financial Statements

The preparation of these financial statements conforms to accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Revenue Recognition

Commissions: Commissions are earned on customer transactions and are remitted by the clearing broker. This is the Company's primary source of revenue. Accordingly, the primary expense is commissions paid to brokers who manage the customer accounts. Commissions and related expenses are recorded on a trade-date basis as trades occur.

Investment Banking: Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date and sales concessions on the settlement date.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets: building and improvements 5 to 39 years; office equipment 3 to 5 years; and furniture and fixtures 7 years. Depreciation is computed on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes.

Intangible Asset

Intangible asset represents the broker/dealer license obtained in 1997 which was valued and recorded at $327,982. The license is being amortized using the straight-line method over 15 years.

Advertising and Marketing

Advertising and marketing expense are charged to expense as incurred. These expenses totaled approximately $479,000 in 2004.

Stock Based Compensation

The Company does not itself directly issue or grant stock options to its employees and registered representatives of the Company; however, Holdings (parent company) does so on behalf of the Company. Accordingly, any commission (compensation) expense associated with issuance of the stock options is reflected in the Company financial statements with a corresponding increase to additional paid-in capital. Furthermore, the Company has elected to include all required financial statements disclosures as if the Company had issued the stock options.

The Company and Holdings have adopted Statement of Financial Accounting Standard No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. This statement amended SFAS No. 123, *Accounting for Stock Based Compensation* (SFAS No. 123).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

As permitted under SFAS 123, the Company, for stock options issued to employees, recognized stock based compensation using the intrinsic value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Under this method, compensation is recognized at the date of grant by the amount that the fair value of the underlying stock exceeds the exercise price.

Many of the Company's registered representatives are independent, and, therefore, are not considered employees for purposes of accounting for stock option activity. The Company accounts for Holdings' options issued to these registered representatives in accordance with SFAS 123. SFAS 123 requires that options granted be recorded at fair market value at the date of grant, regardless of the exercise price of the options. In addition, the measurement date for these options is at the end of the vesting period. Therefore, changes in the fair value of the equity instruments are calculated using the guidance in FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*.

The net income if the fair value method under SFAS 123 had been applied to all awards, including those to employees that vested during the year ended December 31, 2004, would have been as follows:

Net loss, as reported	$2,871,759
Stock-based employee compensation cost determined under fair value method, net of tax related effects	1,653,553
Pro forma net loss	$4,525,312

Financial Instruments

The carrying amount of the Company's financial instruments, which include cash, accounts and notes receivable, accounts payable, accrued liabilities, and the current portion of long-term obligations approximate fair value due to the short maturity of those instruments. The Company considers the terms of variable rate debt instruments and other fixed rate obligations to be representative of current market interest rates and, accordingly, the recorded amounts of the related financial instruments approximate their present fair market value.

Income Taxes

The Company accounts for income taxes on the liability method as provided by SFAS No. 109, *Accounting for Income Taxes*, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the actual tax rates which will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The Company files a consolidated tax return with Holdings. The LLC is considered a partnership for tax purposes and is not subject to income taxes. Holdings' interest in LLC's is taxable income or loss will be reflected in Holdings' consolidated tax return and income tax provision. The Company's income tax provision reported herein is determined on a separate return basis for financial statement purposes.

Securities Transactions and Firm-Trading Short

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities entered into for the account of the Company is recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Firm-trading short consists of marketable securities sold, not yet purchased. These assets are held at market value.

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Building and improvements	$ 7,541,608
Equipment	357,819
Furniture and fixtures	861,978
Construction in process ($1,000,000 estimated cost to complete)	1,105,887
Land	1,235,000
Less accumulated depreciation	(432,816)
	$10,669,476

Depreciation related to property and equipment for the year was $483,324.

NOTE D – OTHER ASSETS

Other assets consist of the following:

Deferred loan costs, net	$ 809,375
Intangible asset, net	158,129
Prepaid expenses	49,952
Marketable securities	31,029
	$1,048,485

NOTE E – INTANGIBLE ASSET

The intangible asset at cost of $327,482 is reflected net of accumulated amortization totaling $169,853 at December 31, 2004. Amortization expense on the intangible asset for the year was $21,996.

Estimated amortization expense is $21,996 for each of the following five years ending December 31.

NOTE F – LLC FINANCIAL STATEMENT INFORMATION

Condensed and summarized balance sheet and statement of operations information of the LLC, which is consolidated with the Company, follows:

Balance Sheet information	
Property and equipment, net	$10,349,374
Cash in escrow	1,000,000
Due from the Company	17,287
Other assets, principally debt issuance costs	813,072
Total Assets	$12,179,733
Note payable to bank	$ 7,832,036
Member's Equity	4,347,697
Total Liabilities and Member's Equity	$12,179,733
Statement of Operations information	
Revenue, principally rental income	$ 758,843
Operating expenses	365,946
Interest expense	383,236
Net Loss	$ 9,661

NOTE F – LLC FINANCIAL STATEMENT INFORMATION – Continued

In conjunction with the formation of LLC and the financing of the acquisition of Holdings' and the Company's new corporate facility, two of Holdings' and the Company's principal shareholders/officers received a 20% interest in the LLC for their personal guarantee of the promissory note to a bank which financed the purchase of the facility. For financial statement reporting purposes, the 20% interest given to two individuals was valued and recorded at $875,000 reflecting their 20% interest in the LLC compared to Holdings' 80% interest represented by their $3,500,000 cash contribution. Management believes that the valuation methodology results in a reasonable, and provides an objectively determinable basis, for the value of the guarantee from the parties under the circumstances. As the guarantee was required to obtain the financing, it is recorded as deferred loan costs (included in other assets) to be amortized using the straight-line method over the term of the note payable of 10 years. Accumulated amortization and amortization expense as of December 31, 2004 and for the year was $65,625. Future amortization will be $87,500 a year for the next nine years.

As indicated, the LLC was formed and initially funded, early 2004, by Holdings' cash contribution of approximately $3,500,000 which was principally used to pay for the capital improvements of the recently acquired property and related loan closing costs. The Company, who is the sole lessee of the property, executed a 15 year lease agreement with LLC paying approximately $1.1 million a year in rent. The Company is responsible for all maintenance, insurance, taxes, utilities and other charges.

NOTE G – NOTE PAYABLE TO BANK

In March 2004, the LLC borrowed $8,000,000 from a bank to finance the acquisition of Holdings' and the Company's corporate facility. The loan, which matures in April 2014, is at an annual interest rate of 6.1% and is payable in monthly amounts of approximately $61,000. The Company's lease payments to LLC along with the property itself are collateral on the loan. In addition, Holdings' and the Company's two principal shareholders/officers have personally guaranteed the loan repayment. There are no financial covenant requirements associated with the loan agreement. The loan agreement required the LLC to escrow $1,000,000 of the proceeds until the completion of construction of a parking facility and certain interior improvements at the corporate headquarters. At December 31, 2004, the $1,000,000 is reflected in the statement of financial condition as cash held in escrow.

The note payable balance of $7,832,036 at December 31, 2004, is payable over the next five years ended December 31, as follows:

2005	$ 221,836
2006	281,255
2007	298,631
2008	317,082
2009	336,672
Thereafter	6,376,560
	$7,832,036

NOTE H – RELATED PARTY TRANSACTIONS

Management Services

During 2004, certain expenses were incurred and paid on behalf of the Company by Holdings totaling approximately $855,097 and on behalf of Holdings by the Company totaling approximately $427,877. The Company recorded the net of these items totaling $427,219 as management services (an expense) with the offset as an increase in additional paid-in capital as the amounts will not be reimbursed. The nature of the expenses incurred and paid by Holdings for the Company were professional fees associated with Holdings' and the Company's information system and equipment expense. The nature of the expenses incurred and paid by the Company for Holdings related to executive salaries and related expenses.

Loans to Registered Representatives

As part of the Company's recruiting model, the Company will from time to time enter into loans and promissory notes with registered representatives or groups of registered representatives to assist in transferring the representative's business practice to the Company. The loans, totaling approximately $2,804,604 at December 31, 2004, are primarily structured to be paid back by the registered representatives or group of registered representatives within a 12-month period through a reduction in their commission payouts.

Holdings' Private Placements

During 2004, certain of the Company's officers and employees, and independent registered representatives received approximately $271,565 and $307,090 respectively, directly from Holdings for acting individually as selling agents for two of Holdings' private placements. The Company did not receive any commissions nor pay any commissions related to these placements. Holdings' commission payments to these parties are not reflected in these financial statements.

NOTE I – COMMITMENTS AND CONTINGENCIES

Leases

The Company conducts operations utilizing several leased facilities and leased equipment. Future minimum lease payments on non-cancelable operating leases are as follows:

2005	$464,755
2006	178,973
2007 – 2009	-
Thereafter	-
Total minimum lease payments	$643,728

NOTE I – COMMITMENTS AND CONTINGENCIES – Continued

Certain leases contain renewal options and escalation clauses. Rent expense for all operating leases for the year was approximately $1,106,627.

Legal

The Company is involved in various legal actions arising in the ordinary course of business. It is management's belief, after discussion with legal counsel, that the ultimate resolution of these actions will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Credit Risk

Under the agreements with its various clearing brokers, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company for amounts uncollected by the clearing broker. The Company and the clearing brokers establish various procedures to manage customer credit exposure. Management believes the potential for the Company to be required to make payment under these agreements is remote.

NOTE J – NET CAPITAL REQUIREMENTS

The Company is subject to the Security Exchange Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $2,403,923, which was $1,778,343 in excess of its required amount of $625,580. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 3.9 to 1.

NOTE K – STOCK OPTION PLAN

Effective April 18, 2002, the Board of Directors and the shareholders of Holdings established and approved a stock option plan (the "Plan") which provides for the grant of stock options of Holding's common stock to the Company's officers, directors, employees, registered independent representatives, and consultants. The purpose of the stock option plan is to attract and retain qualified personnel, to provide additional incentives to employees, registered independent representatives, officers, directors and consultants of the Company and to promote the success of the Company's business. Each option granted under the stock option plan will have a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with the Company. All options granted to date have a term of five years.

NOTE K – STOCK OPTION PLAN – Continued

During 2002, under the Plan, 239,225 options were issued to the registered independent representatives that are subject to graded vesting over a service period of 2.5 years. During 2003, 600,000 options were issued to employees under the plan that vest over three years. The options become exercisable as they vest and generally only in the event that the grantee is an employee of the Company or Holdings (including its other subsidiaries) at that time. During 2004, 900,000 options at an exercise price of $6.00 a share were granted to employees and are subject to graded vesting over a service period of 3 years. Additionally, in 2004 272,500 and 20,000 options at an exercise price of $12.00 a share were granted to registered independent representatives and employees, respectively. These options have immediate vesting.

As described in the summary of significant accounting policies, the Company has elected to disclose all required disclosures of SFAS 123 as if they had granted the stock options because Holdings has granted the options to the Company's employees and registered representatives.

Holdings granted 79,234 and 272,500 options to independent registered representatives of the Company in 2002 and 2004, respectively, which had expense recognition in 2004. For 2004, approximately $1,033,288 was recorded for these common stock options as commission expense and additional paid in capital related to these options.

Stock option activity during 2004, was as follows:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at December 31, 2003	2,548,050	$2.50 - $ 8.00	$2.69
Granted	1,192,500	$6.00 - $12.00	$7.47
Forfeited	(190,525)	$2.50 - $ 6.00	$2.73
Outstanding at December 31, 2004	3,550,025	$2.50 - $12.00	$4.78

The following table summarizes information about options outstanding at December 31, 2004:

	Outstanding Options		
Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$2.50	1,770,025	2.50	$ 2.50
$6.00	1,437,500	4.16	$ 6.00
$8.00 - $12.00	342,500	3.50	$11.42

NOTE K – STOCK OPTION PLAN – Continued

	Exercisable Options	
Range of Exercise Price	Number of Shares	Weighted Average Exercise Price
$2.50	1,770,025	$ 2.50
$6.00	401,333	$ 6.00
$8.00 - $12.00	311,500	$11.69

The fair value of the options granted during 2004 was estimated at the date of grants by using management's estimate of fair value of Holdings' common stock of approximately $6.00 per share and the Black-Scholes Option Valuation Model with the following assumptions:

Expected life (in years)	3 to 5 years
Risk-free interest rate	4.0%
Volatility	82%
Dividend yield	-

The weighted average fair value of the options granted during the year was $3.28 an option.

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

NOTE L – INCOME TAXES

The provision for income tax benefit the year is comprised of the following components:

Current	$ (7,413)
Deferred	(836,945)
	$(844,358)

At December 31, 2004, the Company had net operating loss carryforwards of approximately $2,200,000 for federal and state income tax purposes, respectively, that expire through 2024.

NOTE L – INCOME TAXES – Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following at December 31, 2004:

Deferred tax assets:	
Net operating loss carryforwards	$ 820,638
Stock option compensation	586,205
Non-deductible accruals	200,191
Valuation allowance	(388,984)
	1,218,050
Deferred tax liabilities:	
Fixed asset basis differences	63,105
Net deferred tax asset	$1,154,945

The difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is due primarily to the effect of the valuation allowance, state income taxes, and certain items not deductible for income tax purposes. The Company has established a deferred tax asset valuation allowance at December 31, 2004 of $388,984. The allowance relates to the uncertainty about whether certain stock options will be exercised before their respective expiration dates and what tax deduction the Company will receive upon the exercise of the stock options. Based on the Company's recent history of income and its projections of taxable income in 2005-2010, the Company believes it is more likely than not that the remaining deferred tax assets will be realized.

NOTE M – EMPLOYEE BENEFITS

401(k) Retirement Plan

The Company sponsors a 401(k) retirement plan that covers substantially all employees after six months of employment. The Company has elected not to provide discretionary matching of employee contributions.

Schedule I

GunnAllen Financial, Inc.
COMPUTATION OF NET CAPITAL UNER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
As of December 31, 2004

Net capital	
Total stockholder's equity	$7,784,678
Deductions and/or charges:	
Non allowable assets:	
Employee loans receivable	2,804,604
Intangible assets, net	158,129
Furniture, equipment, and leasehold improvements, net	320,102
Deferred tax asset	1,154,945
Other assets	896,389
Net capital before haircuts on securities positions	2,450,509
Haircut on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	46,586
Net capital	$2,403,923
Aggregate indebtedness	
Items included in statement of financial condition:	
Payable to brokers and dealers	$8,074,783
Other liabilities	1,308,921
Total aggregate indebtedness	$9,383,704
Computation of net capital requirement	
Minimum net capital required (based on aggregate indebtedness)	$ 625,580
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 625,580
Excess net capital over requirement	$1,778,343
Ratio aggregate indebtedness to net capital	3.9:1

There are no material reconciling items between the amounts presented above and the amount as reported in the Company's unaudited FOCUS report as of December 31, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

Schedule I

GunnAllen Financial, Inc.
RECONCILIATION OF CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION TO FORM X-17A-5
December 31, 2004

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America and differs in certain respects from the accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5. Under the Securities and Exchange Commission's general instructions, certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein to amounts reported by GunnAllen Financial, Inc. as of December 31, 2004 in its unaudited Part II FOCUS Report filing (certain categories of assets and liabilities have been conformed to the consolidated financial statement classifications) is as follows:

	Form X-17A-5	Consolidated Affiliate 5002 W. Waters Avenue, LLC	Eliminations And Reconciliations	Consolidated Financial Statements
ASSETS				
Cash	$ 2,913,703	$ -	$ 353,826	$ 3,267,529
Cash held in escrow	-	1,000,000	-	1,000,000
Receivables from clearing firms	8,657,089	-	(90,000)	8,567,089
Loans to registered representatives	2,804,604	-	-	2,804,604
Receivable from GunnAllen Holdings, Inc.	863,724	-	-	863,724
Receivable from 5002 W. Waters Ave, LLC	213,198	17,287	(230,485)	-
Deposits with clearing firms	282,834	-	-	282,834
Property and equipment, net	320,102	10,349,374	-	10,669,476
Deferred tax asset	1,220,716	-	(65,771)	1,154,945
Other assets	149,110	813,072	86,303	1,048,485
TOTAL ASSETS	$17,425,080	$12,179,733	$ 53,873	$29,658,686
LIABILITIES AND STOCKHOLDER'S AND MEMBER'S EQUITY				
Commissions payable to brokers	$ 8,074,783	$ -	$(2,348,620)	$ 5,726,163
Firm trading short, at market value	310,570	-	-	310,570
Accounts payable and other liabilities	1,308,921	-	2,348,620	3,657,541
Note payable to bank	-	7,832,036	-	7,832,036
Minority interest payable	-	-	876,933	876,933
Total Liabilities	9,694,274	7,832,036	876,933	18,403,243
STOCKHOLDER'S AND MEMBER'S EQUITY:				
Common stock - $1 par value; 1,000 shares authorized, issued and outstanding	1,000	-	-	1,000
Additional paid-in capital	9,323,624	-	1,460,507	10,784,131
Retained earnings (deficit)	(1,593,818)	-	(1,406,635)	(3,000,453)
Member's equity in LLC	-	4,347,697	(876,932)	3,470,765
Total Stockholder's and Member's Equity	7,730,806	4,347,697	(823,060)	11,255,443
TOTAL LIABILITIES AND STOCKHOLDER'S AND MEMBER'S EQUITY	$17,425,080	$12,179,733	$ 53,873	$29,658,686

Schedule II

GunnAllen Financial, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION
As of December 31, 2004

Credit Balances	
Transactions payable	$ -
Debit Balances	-
Reserve Computation	
Excess of total credits over total debits	-
Amount held in reserve bank account	$50,776
Excess funds on deposit	$50,776

There are no material reconciling items between the amounts presented above and the amount as reported in the Company's unaudited FOCUS report as of December 31, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

Note: The Company introduces a significant portion of its retail business to an independent clearing firm.

Grant Thornton

Accountants and Business Advisors

February 18, 2005

Board of Directors
GunnAllen Financial, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements of GunnAllen Financial, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 18, 2005), we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 3850
101 E. Kennedy Blvd
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T 813.229.7201
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W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Grant Thornton LLP